Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On December 10, 2009, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC09-353

To:	CBOE Members

From:	Office of the Chairman

Date:	December 10, 2009

Re:	Demutualization and Possible IPO

The Board of Directors today approved plans to pursue an underwritten initial public offering (IPO) of common stock of CBOE Holdings Inc. It is the intent of the Board that CBOE’s demutualization and IPO take place concurrently. It is the Board’s judgment that combining the timing of the demutualization and IPO would be in the best interest of CBOE owners. Subject to a member vote in favor of demutualization, our goal is to complete both the demutualization and the IPO by the end of the second quarter of 2010.

All shares issued in the offering would be shares of common stock of CBOE Holdings, Inc.  It is the intention of CBOE Holdings to use the proceeds from the shares sold by the company for general corporate purposes, including the repurchase of shares of the common stock issued to CBOE members in the demutualization and issued to those members of the settlement class who received stock under the settlement agreement.

We will provide you with a detailed timeline for the demutualization in the near future. Please understand, the securities laws limit our ability to provide further information about a possible IPO until an IPO registration statement on Form S-1 is filed with the SEC. We currently anticipate filing the S-1 at the end of the first quarter of 2010. Once we have filed that registration statement, we will provide you with more details.

This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933, as amended.. As required by Rule 135, this letter does not constitute an offer to sell, or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that is a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the

SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.